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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Sirius Satellite Radio Inc.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   125127 10 0
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                  Avi Katz, Vice President, General Counsel and
                  Secretary, Loral Space & Communications Ltd.,
              c/o Loral SpaceCom Corporation, 600 Third Avenue, New
                              York, New York 10016
                                 (212) 697-1105
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2000
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 3 Pages

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                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. G3930H104                                            Page 2 of 3 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Loral Space & Communications Ltd.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)
                                                                         (b)

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              1,905,488
    PERSON WITH
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                1,905,488
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,905,488
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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     Loral Space & Communications Ltd., a Bermuda company ("Loral"), hereby amends and supplements, in this Amendment No. 1 to Schedule 13D (this "Amendment No. 1"), the Statement on Schedule 13D originally filed on August 13, 1997 (the "Schedule 13D"), with respect to shares of Common Stock, $.001 par value per share (the "Shares"), of Sirius Satellite Radio Inc., formerly known as CD Radio Inc. (the "Company), as follows:

     Capitalized terms used herein but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 5. Interest in Securities of the Company
---------------------------------------------

     Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

     (e) On March 30, 2000, the Company reported in its Annual Report on Form 10-K that, as of March 23, 2000, it had 38,841,070 shares of Common Stock issued and outstanding. Accordingly, as of that date, the 1,905,488 shares of Common Stock acquired by Loral in August 1997 represent 4.9% of the outstanding shares of the Company and Loral has ceased to be the beneficial owner of more than five percent of the Company's Common Stock.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2000

                                        LORAL SPACE & COMMUNICATIONS LTD.

                                        By: /s/ Avi Katz
                                            ------------------------------
                                            Name:  Avi Katz
                                            Title: Vice President,
                                                   General Counsel and
                                                   Secretary